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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

Alfa Laval Special Finance AB
(Commission File No. 333-13690)

(Translation of Registrants' Names Into English)

Rudeboksvägen 3,
Lund,
Sweden

(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):            .

[Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.]

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            .

[Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.]

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosure:—Interim report July 1-September 30, 2003 of Alfa Laval Special Finance AB.

Alfa Laval Special Finance AB
Interim report July 1—September 30, 2003

        "Orders received have shown a positive development during the third quarter. This is valid especially for the Equipment Division, while the Process Technology Division is still on the same level as during the first six months. In addition, it is gratifying that the operating margin has further improved."

                      Sigge Haraldsson, President and CEO,
                      Alfa Laval Special Finance AB

Summary of the third quarter 2003:

  •
  Order intake, excluding exchange rate variations, increased by 5.6 percent to SEK 3,463 million.

  •
  Net sales, excluding exchange rate variations, increased by 4.7 percent to SEK 3,426 million.

  •
  Adjusted EBITA increased to SEK 431 (414) million, including adverse foreign exchange effects of approximately SEK 37 million.

  •
  Adjusted EBITA-margin increased to 12.6 percent (11.8).

  •
  Result after financial items was SEK 190 (219) million.

  •
  Cash flow from operating activities was SEK 376 (409) million.

Summary of the first nine months 2003:

  •
  Order intake, excluding exchange rate variations, increased by 1.4 percent to SEK 10,395 million.

  •
  Net sales, excluding exchange rate variations, increased by 2.5 percent to SEK 9,823 million.

  •
  Adjusted EBITA was SEK 1,166 (1,223) million, including adverse foreign exchange effects of approximately SEK 152 million.

  •
  Adjusted EBITA-margin increased to 11.9 percent (11.7).

  •
  Result after financial items increased to SEK 540 (113) million.

  •
  Result after tax increased to SEK 366 (-89) million.

  •
  Earnings per share increased to SEK 44.67 (-21.16).

  •
  Cash flow from operating activities was SEK 1,205 (1,393) million.

Outlook 2003

        Alfa Laval is expecting orders received during 2003 to show a limited increase compared to 2002 excluding translation differences. The major part of this increase is expected through acquired activities together with a marginal organic growth during the latter part of 2003.

        The restructuring programme "Beyond Expectations" is ahead of plan and is already after the third quarter on the level expected at the end of 2003. Additional savings initiatives were introduced during the second quarter to reduce the negative impact from foreign exchange.

        Profit before tax will show a major improvement.

Earlier published outlook (August 14, 2003):

        Alfa Laval is expecting the orders received during 2003 to show a limited increase compared to 2002 excluding translation differences. The major part of this increase is expected through acquired activities together with a marginal organic growth during the latter part of 2003.

        The restructuring programme"Beyond Expectations", that is to be completed by the end of 2003 will give continued savings during the year. Additional savings initiatives are implemented to reduce the negative impact from foreign exchange.

Profit before tax will show a major improvement.

        The interim report has been issued on October 28, 2003 by the President and Chief Executive Officer Sigge Haraldsson by proxy.

        The interim report has not been subject to review by the company's auditors.

SEK millions, unless otherwise stated	July 1 - Sept 30 2003	July 1 - Sept 30 2002	Jan 1 - Sept 30 2003	Jan 1 - Sept 30 2002	2002	2001
Order intake	3,463	3,528	10,395	11,173	14,675	15,894
Net sales	3,426	3,504	9,823	10,420	14,595	15,830
Adjusted EBITDA(1)	501	492	1,384	1,472	2,091	2,141
Adjusted EBITA(2)	431	414	1,166	1,223	1,760	1,740
Adjusted EBITA(2) - margin	12.6%	11.8%	11.9%	11.7%	12.1%	11.0%
Result after financial items	190	219	540	113	460	373
Return on capital employed(3)			21.9%	18.9%	20.3%	18.5%
Return on equity capital(3)			15.1%	4.3%	4.7%	10.1%
Solidity			29.9%	26.8%	28.6%	20.6%
Debt ratio, times			0.60	0.96	0.79	1.57
Cash flow from operations	376	409	1,205	1,393	2,047	1,976
Investments	33	45	123	197	277	275
No. of employees (units)(4)			9,072	9,212	9,125	9,259

(1)
Adjusted EBITDA - "Earnings before interests, taxes, depreciation, amortisation of goodwill and step up values and comparison distortion items."

(2)
Adjusted EBITA - "Earnings before interests, taxes, amortisation of goodwill and step up values and comparison distortion items.

(3)
Calculated on a 12 months' revolving basis. The new issue of shares in June 2002 has changed the basis for the calculation of return on equity capital, which has affected the comparison figure.

(4)
Number of employees at the end of the period.

Alfa Laval Special Finance AB PO Box 73 SE-221 00 Lund Sweden Corporate registration number: 556587-8062	Visiting address: Rudeboksvägen 3 Phone: + 46 46 36 65 00 Website: www.alfalaval.com	For more information, please contact: Mikael Sjöblom, Investor Relations Manager Phone: +46 46 36 74 82, Mobile: +46 709 78 74 82, E-mail: mikael.sjoblom@alfalaval.com

Management's discussion and analysis

Orders received

        Orders received amounted to SEK 3,462.9 (3,528.2) million for the third quarter. Excluding exchange rate variations, the order intake for the Group was 5.6 percent higher than the third quarter last year.

        Orders received amounted to SEK 10,394.7 (11,173.4) million for the first nine months. Excluding exchange rate variations, the order intake for the Group was 1.4 percent higher than the same period last year. Orders received from the after market Parts & Service were 26.8 (26.8) percent of the group's total orders received.

Order backlog

        The order backlog at September 30, 2003 was SEK 4,407.7 (4,870.8) million. Excluding exchange rate variations, the order backlog was 0.8 percent lower than the order backlog at September 30, 2002 and 15.3 percent higher than the order backlog at the end of 2002. The latter is due to the fact that the Group normally has considerably higher invoicing during the last months of the year.

Net sales

        Net sales of the Alfa Laval Group amounted to SEK 3,426.3 (3,503.6) million for the third quarter of this year. Excluding exchange rate variations, the invoicing was 4.7 percent higher than the third quarter of last year.

        Net sales of the Alfa Laval Group amounted to SEK 9,823.0 (10,419.8) million for the first nine months. Excluding exchange rate variations, the invoicing was 2.5 percent higher than the period January to September last year.

Comments on the Income Statement

        As a basis for comments on the various main items of the income statement, please find a comparison between July—September and January—September for 2003 and 2002 and January—December for 2002 and 2001:

Income statement analysis

SEK millions	July 1 - Sept 30 2003	July 1 - Sept 30 2002	Jan 1 - Sept 30 2003	Jan 1 - Sept 30 2002	Jan 1 - Dec 31 2002	Jan 1 - Dec 31 2001
Net sales	3,426.3	3,503.6	9,823.0	10,419.8	14,594.9	15,829.6
Adjusted gross profit	1,318.9	1,394.7	3,850.8	4,112.6	5,651.7	5,815.5
— in % of net sales	38.5	39.8	39.2	39.5	38.7	36.7
Expenses	-817.4	-902.6	-2,467.1	-2,640.2	-3,560.7	-3,674.7
— in % of net sales	23.9	25.8	25.1	25.3	24.4	23.2
Adjusted EBITDA	501.5	492.1	1,383.7	1,472.4	2,091.0	2,140.8
— in % of net sales	14.6	14.0	14.1	14.1	14.3	13.5
Depreciation	-70.7	-78.6	-217.6	-249.5	-331.3	-400.3
Adjusted EBITA	430.8	413.5	1,166.1	1,222.9	1,759.7	1,740.4
— in % of net sales	12.6	11.8	11.9	11.7	12.1	11.0
Amortisation of goodwill*	-124.1	-128.7	-369.6	-380.8	-506.7	-511.9
Comparison distortion items	0.0	15.9	3.6	-28.5	-29.2	5.3

EBIT	306.7	300.7	800.1	813.6	1,223.8	1,233.8

*
Including amortisation of step-up values

        The first nine months generated a gross profit of SEK 3,622.4 (3,871.7) million. Excluding the amortisation of SEK 228.4 (240.9) million on step up values, the adjusted gross profit is SEK 3 850,8 (4,112.6) million. This corresponds to 39.2 (39.5) percent of net sales.

        Sales and administration expenses amounted to SEK 2,269.4 (2,371.0) million. Excluding exchange rate variations, these expenses were 1.1 percent higher than last year. However, excluding acquired activities sales and administration expenses were 1.2 percent lower than last year.

        The costs for research and development has amounted to SEK 267.5 (249.3) million, corresponding to 2.7 (2.4) percent of net sales. At constant exchange rates, this represents an increase by SEK 18.4 million or 7.4 percent.

        Adjusted EBITDA amounted to SEK 1,383.7 (1,472.4) million for the first nine months. The adjusted EBITA amounted to SEK 1,166.1 (1,222.9) million. The adjusted EBITA margin was 11.9 (11.7) percent.

        The result has been affected by comparison distortion items of SEK 3.6 (-318.8) million. On February 26, 2003 the property in Newmarket, Canada was sold for SEK 20.0 million, with a realised gain of SEK 3.6 million. The sale of the property in Warminster, the United States was completed at the end of March 2002 at a price of SEK 63.4 million and with a realised loss of SEK -43.3 million. The divestment of the operation called Industrial Flow was made on April 2, 2001. In the annual report for 2001, a realised gain of SEK 10.0 million was recognised. A few activities had remained before the divestment could be considered to be completed. During September 2002 a final settlement was made with the buyer, resulting in an increase of the realised gain by SEK 14.8 million. In connection with the dissolution of the pre-IPO capital structure, the profit and loss statement was burdened by non-recurring financial costs of SEK -290.3 million.

Divisional reporting

Equipment division

        The Equipment division consists of six customer segments: Comfort & Refrigeration, Fluids & Utility Equipment, Marine & Diesel, OEM, Sanitary Equipment and the aftermarket segment Parts & Service.

SEK millions	July 1 - Sept 30 2003	July 1 - Sept 30 2002	Jan 1 - Sept 30 2003	Jan 1 - Sept 30 2002	Jan 1 - Dec 31 2002	Jan 1 - Dec 31 2001
Orders received	2,000.5	1,943.2	6,015.0	6,214.9	8,092.6	8,557.9
Order backlog*			1,677.2	1,671.2	1,564.5	1,648.3
Net sales	1,981.2	2,018.1	5,751.1	6,102.2	8,129.6	8,576.2
Operating income	231.9	234.0	609.5	740.7	1,078.3	1,083.6

*
At the end of the period.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

        Orders received increased by 4.0 percent and net sales increased by 1.0 percent for the first nine months 2003 compared to the corresponding period last year.

        All customer segments in the Equipment Division, but Sanitary, have reported an increase in orders for the first nine months of the year compared to the same period 2002. The Sanitary segment has reported orders on the same level as previous year.

        Order intake has been particularly strong for applications such as marine, comfort, industrial original equipment manufacturers and the entire Fluids & Utility segment. In addition the channels contractors and end-users in the Sanitary segment have shown a strong development.

        Parts & Service has continued to report growth, largely due to an increase in Marine & Diesel.

Operating income (all comments are after adjustment for exchange rate fluctuations)

        The decrease in operating income for the first nine months 2003 is due to lower gross margin by SEK -32.0 million, higher costs for research and development by SEK -9.2 million and for other overhead by SEK -41.5 million and a negative translation impact from exchange rates by SEK -48.5 million. However, excluding acquisitions other overhead was SEK 4.4 million lower than last year.

Process Technology division

        The Process Technology division consists of five customer segments: Energy & Environment, Food Technology, Life Science, Process Industry and the aftermarket segment Parts & Service.

SEK millions	July 1 - Sept 30 2003	July 1 - Sept 30 2002	Jan 1 - Sept 30 2003	Jan 1 - Sept 30 2002	Jan 1 - Dec 31 2002	Jan 1 - Dec 31 2001
Orders received	1,433.0	1,563.2	4,312.0	4,881.1	6,488.1	7,026.9
Order backlog*			2,701.1	3,184.5	2,752.6	2,654.7
Net sales	1,433.1	1,432.1	4,017.7	4,205.3	6,377.1	6,872.0
Operating income	113.5	92.7	159.3	208.8	521.4	472.7

*
At the end of the period.

Orders received and net sales (all comments are after adjustment for exchange rate fluctuations)

        Orders received decreased by 1.2 percent and net sales increased by 5.9 percent for the first nine months 2003 compared to the corresponding period last year.

        The Food Technology segment has reported increased orders as well as sales, where applications like vegetable oil and wine, beverages & viscous food have shown the strongest development. Parts & Service has also continued to report growth in orders and sales.

        Applications such as oil & gas in the Energy & Environment segment, in-organics, metals & paper in the Process Industry segment and brewery in the Food Technology segment have reported orders well below last year. However, certain of these applications have retained sales on last year's level due to a relatively large order backlog going into 2003.

Operating income (all comments are after adjustment for exchange rate fluctuations)

        The decrease in operating income for the first nine months 2003 is due to lower gross margin by SEK -14.6 million, higher costs for research and development by SEK -9.2 million and lower costs for other overhead by SEK 7.2 million and a negative translation impact from exchange rates by SEK -32.9 million.

Operations division and Other

        Operations are responsible for procurement, production and logistics. Other is referring to corporate overhead and non-core businesses.

SEK millions	July 1 - Sept 30 2003	July 1 - Sept 30 2002	Jan 1 - Sept 30 2003	Jan 1 - Sept 30 2002	Jan 1 - Dec 31 2002	Jan 1 - Dec 31 2001
Orders received	29.4	21.8	67.7	77.4	94.1	96.1
Order backlog*			29.4	15.1	23.0	9.5
Net sales	12.0	53.4	54.2	112.3	88.2	169.4
Operating income	-38.7	-41.9	27.7	-107.4	-346.7	-321.0

*
At the end of the period.

        The change in operating income between the first nine months 2003 and 2002 is mainly due to improved operating income in the Operations division with SEK 33.7 million, a receivable on insurance captive (property and business interruption insurance) brought to income with SEK 18.0 million, changes in central provisions with SEK 35.0 million and in addition reduced costs for central overhead.

Reporting by geographical markets

        The Group's secondary segments are geographical markets. All comments are after considering exchange rate variations.

Orders received

        Orders received increased in Asia and Central and Eastern Europe and increased somewhat in Latin America for the first nine months 2003. North America, Western Europe, Oceania and Africa reported decreased orders received, whereas the orders received for the Nordic countries were on the same level as last year.

Net sales

        The invoicing increased in Central and Eastern Europe, Asia, Latin America and Africa and increased somewhat in Western Europe and Oceania for the first nine months 2003. North America and the Nordic countries are below the level of last year.

Net sales

	Jan 1 - Sept 30 2003		Jan 1 - Sept 30 2002		Jan 1 - Dec 31 2002		Jan 1 - Dec 31 2001
Consolidated	SEK millions	%	SEK millions	%	SEK millions	%	SEK millions	%
Customers in
Sweden	623.8	6.4	600.8	5.8	835.1	5.7	770.0	4.9
Other EU	3,429.6	34.8	3,484.0	33.3	4,953.0	33.9	5,448.5	34.4
Other Europe	1,058.9	10.8	1,064.5	10.2	1,497.8	10.3	1,426.0	9.0
United States	1,458.3	14.8	1,928.0	18.5	2,638.7	18.1	2,815.7	17.8
Oth North America	222.6	2.3	261.7	2.5	423.5	2.9	347.3	2.2
Latin America	399.3	4.1	464.0	4.5	626.7	4.3	728.0	4.6
Africa	108.5	1.1	70.7	0.7	69.6	0.5	151.7	1.0
Asia	2,344.0	23.9	2,372.0	22.8	3,296.6	22.6	3,835.3	24.2
Oceania	178.0	1.8	174.1	1.7	253.8	1.7	307.2	1.9

Total	9,823.0	100.0	10,419.8	100.0	14,594.9	100.0	15,829.6	100.0

Consolidated financial result and net income

        The financial net has amounted to SEK -218.7 (-306.2) million, excluding realised and unrealised exchange rate losses and gains. The main elements of costs were interest on debt to the banking syndicate of SEK -102.0 (-176.6) million, interest on the bond loan of SEK -107.8 (-160.3) million and a net of dividends and other interest income and interest costs of SEK -8.9 (30.7) million.

        The net of realised and unrealised exchange rate differences amounts to SEK -41.0 (-103.9) million, out of which SEK -46.6 (-17.8) million in the third quarter.

        Income taxes were SEK -143.6 (-178.0) million.

        The parent company's result after financial items was SEK 5.5 (3.7) million, out of which net interests were SEK 5.7 (3.7) million and other administration costs the remaining SEK -0.2 (-) million.

Asbestos-related lawsuits in the United States

        Alfa Laval's subsidiary in the US, Alfa Laval Inc, was as of September 30, 2003 named as co-defendant in a total of 121 asbestos-related lawsuits with a total of approximately 20,300 plaintiffs. The lawsuits filed in Mississippi account for approximately 99 percent of all plaintiffs.

        Alfa Laval strongly believes the claims against the company are without merit and intends to vigorously contest each lawsuit.

        After thorough investigations Alfa Laval continues to believe that potential claims in connection with asbestos related lawsuits against Alfa Laval Inc will be covered by insurance policies. Furthermore, primary insurance policies issued in favour of Alfa Laval Inc. provide for coverage of its defense costs.

        During the third quarter 2003 Alfa Laval Inc has been named as co-defendant in an additional 23 lawsuits with a total of approximately 180 plaintiffs. During the third quarter 11 lawsuits have been resolved. This gives a grand total of 63 lawsuits that have been resolved.

        Based on current information and Alfa Laval's understanding of these lawsuits, Alfa Laval continues to believe that these lawsuits will not have a material adverse effect on the company's financial condition or results of operation.

Cash flow

        Cash flow from operating and investing activities amounted to SEK 1,176.6 (659.7) million during the first nine months, out of which divestments generated cash of SEK 31.0 (70.7) million.

        Working capital increased by SEK 21.7 million during the first nine months. The corresponding figure for 2002 was a decrease by SEK 210.1 million.

        Investments in property, plant and equipment amounted to SEK 122.9 (197.4) million during the first nine months. Depreciations, excluding allocated step up values, amounted to SEK 217.6 (249.5) million during the period.

Cash and bank

        The Group's cash and bank amounted to SEK 740.8 (610.0) million. The item cash and bank in the balance sheet and in the cash flow statement is mainly relating to bank deposits. Cash and bank includes a bank deposit in the publicly listed subsidiary Alfa Laval (India) Ltd of about SEK 32.1 (69.5) million. The company is not a wholly owned subsidiary of the Alfa Laval Group. It is owned to 64.1 percent.

Borrowings and net debt

        Total bank borrowings amounted to SEK 2,711.6 (3,700.3) million at the end of the period. The total financial indebtedness including leasing and interest bearing pension liabilities amounted to SEK 3,785.5 (5,032.1) million.

        Net financial debt amounted to SEK 2,648.7 (4,128.3) million at September 30.

        On January 27, 2003 a voluntary amortisation of SEK 223.1 million was made on the syndicated loan.

        On February 19, May 15 and August 27, 2003, Alfa Laval has re-purchased bonds at the prevailing market rate for a total face value of SEK 50.6 million. The difference between the higher market value and the face value was SEK 9.7 million, which has been reported as an interest cost. The bond loan accrues interest at 12.125 percent, which is considerably more than the Group's current cost for other external financing.

        The loan facility with the banking syndicate consists of two parts. The first part is an amortisation free loan of originally EUR 423.9 million. This has been reduced to EUR 282.6 million through voluntary amortisation of EUR 86.2 million and reduction through exchange rate movements of EUR 55.1 million. The other part is a revolving working capital facility of EUR 150 million, which was unutilised as of September 30, 2003. The maturity of this combined facility is five years and the interest is based on applicable IBOR plus a mark up based on the relation between net debt and EBITDA.

Debt table
Consolidated

SEK millions	September 30 2003	September 30 2002	December 31 2002	December 31 2001
Credit institutions	2,711.6	3,700.3	3,360.2	4,573.1
Bond loan	1,049.2	1,305.3	1,127.6	2,045.3
Capitalised finance leases	18.6	20.1	24.7	26.9
Interest-bearing pension liabilities	6.1	6.4	6.1	6.4

Total debt	3,785.5	5,032.1	4,518.7	6,651.6
Cash and bank and other current deposits	1,136.8	903.8	1,020.2	959.7

Net debt	2,648.7	4,128.3	3,498.5	5,691.9

Ownership and legal structure

        Alfa Laval Special Finance AB is the parent company of the Alfa Laval Special Finance Group.

        Alfa Laval Special Finance AB's parent company Alfa Laval AB (publ) is since May 17, 2002 listed on the Stockholm Stock Exchange. The number of shareholders was 6,079 on September 30, 2003. The two largest owners are Industri Kapital and Tetra Laval, where 26.9 (26.9) percent are owned by the partnerships that are controlled by Industri Kapital 2000 Ltd, United Kingdom and 17.7 (15.9) percent are owned by Tetra Laval B.V., the Netherlands. Next to them there are eight institutional investors with ownership in the range of 4.8 to 2.1 percent. These ten largest owners own 67.9 percent of the shares.

Acquisitions and disposals

        On January 31, 2003, the Danish Toftejorg A/S Group was acquired, with effect from January 1, 2003. The Group had annual sales of about SEK 210 million and approximately 100 employees. The operations cover R&D, assembly and sales of advanced tank cleaning equipment, targeting the Food and Marine industries. In addition to the operations in Denmark, the Toftejorg Group had sales companies in Sweden, Norway, Germany, the UK, France, Singapore, the United States and its own representation in South Korea. The operations are integrated into the Equipment Division.

        On October 2, 2003 another acquisition has been made, see below under events after the balance sheet date.

        On February 26, 2003 the property in Newmarket in Canada was sold for SEK 20.0 million, with a realised gain of SEK 3.6 million. The disposal is reported as a comparison distortion item in the income statement.

Accounting principles

        The same accounting principles and accounting estimates have been applied in the interim report for September 2003 as for the annual report for 2002.

Date for the next financial report

        The press release for the 2003 year end report will be made on February 16, 2004.

Events after the balance sheet date

        On October 2, 2003, Alfa Laval acquired the Life Science division, bioKinetics, from Kinetics Group Inc. in the US for SEK 215 million corresponding to approximately six times expected EBIT for 2003. The Kinetics Group Inc. was taken private in August 2000 in an investor led buy-out from United States Filter Corporation.

        bioKinetics is a North American leader in technology-driven integrated process solutions for the biotech and pharmaceutical industries. bioKinetics' main products are modular designs that mainly focus on mammalian cell cultures. These modules are predominantly bioreactor modules, but also modules for cell harvesting, purification and bio-deactivation. In the bioKinetics customer base leading pharmaceutical and biotech companies such as Amgen, IDEC, Lonza and Merck can be found.

        Life Science, defined as pharmaceutical and biotech, is a market where Alfa Laval already today is active with all core products. However, as the Life Science market shows a very high growth Alfa Laval has to secure that the potential is captured. The operations will be reported with the Process Technology Division.

        bioKinetics is headquartered in Philadelphia, PA with additional operations in North Carolina and California in the USA and Toronto in Canada. bioKinetics has approx 400 employees and net sales of approximately SEK 550 million.

CONSOLIDATED CASH FLOW STATEMENT

SEK millions	Jan 1 - Sept 30 2003	Jan 1 - Sept 30 2002	Jan 1 - Dec 31 2002
Cash flow from operating activities
Operating income	800.1	813.6	1,223.8
Adjustment for depreciations	587.2	630.3	838.0
Adjustment for non cash items	24.8	28.2	35.0

	1,412.1	1,472.1	2,096.8
Taxes paid	-185.6	-289.2	-396.2
Cash generated from operations before changes in working capital	1,226.5	1,182.9	1,700.6
Change in working capital:
(Increase)/decrease of current receivables	102.1	417.5	340.0
(Increase)/decrease of inventories	-351.7	-275.4	140.4
Increase/(decrease) of current liabilities	227.9	68.0	-134.2

	-21.7	210.1	346.2

Cash flows from operating activities	1,204.8	1,393.0	2,046.8

Cash flow from investing activities
Investments in fixed assets	-122.9	-197.4	-276.7
Divestment of fixed assets	31.0	70.7	120.7
Additional purchase price	—	-366.0	-367.5
Acquisition of businesses	-50.9	-105.0	-135.7
Reduction of purchase price	—	—	81.6
Provisions	114.6	-135.6	29.8

Cash flow from investing activities	-28.2	-733.3	-547.8

Cash flow from financing activities
Financial net, paid	-156.2	-362.1	-590.1
New issue of shares	—	819.0	819.0
Dividends	-400.0	—	—
(Increase)/decrease of other current deposits	-3.7	56.6	-84.2
Capitalised financing costs, acquisition loans	—	-38.3	-39.7
Increase/(decrease) of liabilities to credit institutions	-419.1	-1,094.2	-1,548.2

Cash flow from financing activities	-979.0	-619.0	-1,443.3

Net increase (decrease) in cash and bank	197.6	40.7	55.7
Cash and bank at the beginning of the year	605.9	666.4	666.4
Translation difference in cash and bank	-62.7	-97.1	-116.2
Cash and bank at the end of the period	740.8	610.0	605.9

CONSOLIDATED INCOME STATEMENT

SEK millions	July 1 - Sept 30 2003	July 1 - Sept 30 2002	Jan 1 - Sept 30 2003	Jan 1 - Sept 30 2002	Jan 1 - Dec 31 2002
Net sales	3,426.3	3,503.6	9,823.0	10,419.8	14,594.9
Cost of goods sold	-2,183.1	-2,188.1	-6,200.6	-6,548.1	-9,262.2

Gross profit	1,243.2	1,315.5	3,622.4	3,871.7	5,332.7

Sales costs	-526.8	-551.1	-1,625.8	-1,668.2	-2,115.1
Administration costs	-194.6	-178.6	-643.6	-702.8	-1,026.8
Research and development costs	-79.5	-82.8	-267.5	-249.3	-355.2
Comparison distortion items	0.0	15.9	3.6	-28.5	-29.2
Other operating income	35.9	49.2	167.4	177.4	268.7
Other operating costs	-123.1	-217.9	-315.2	-446.8	-663.6
Amortisation of goodwill	-48.4	-49.5	-141.2	-139.9	-187.7

Operating income	306.7	300.7	800.1	813.6	1,223.8

Dividends	—	—	2.4	—	7.8
Interest income	145.2	49.6	259.0	139.3	322.7
Interest costs	-262.1	-131.6	-521.1	-549.5	-803.5
Comparison distortion items	—	—	0.0	-290.3	-290.7

Result after financial items	189.8	218.7	540.4	113.1	460.1

Minority share in subsidiaries' income	-12.1	-8.6	-30.9	-24.6	-33.7
Taxes	-43.1	-66.1	-143.6	-178.0	-218.2

Net income	134.6	144.0	365.9	-89.5	208.2

Earnings per share (SEK)	16.43	17.58	44.67	-21.16	39.82
Average number of shares *	8,191,000	8,191,000	8,191,000	4,231,000	5,229,137

*
The average number of shares has been changed through split and new issue of shares.

        In order to illustrate the quarterly development, the income statement analysis is shown also for the last ten quarters:

Income statement analysis
Consolidated

	2001			2002				2003
SEK millions
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net sales	3,806.5	3,832.1	4,738.6	3,261.9	3,654.2	3,503.7	4,175.1	2,994.7	3,402.0	3,426.3
Adjusted gross profit	1,433.3	1,366.8	1,679.5	1,291.5	1,426.4	1,394.7	1,539.1	1,197.4	1,334.5	1,318.9
— in % of net sales	37.7	35.7	35.4	39.6	39.0	39.8	36.9	40.0	39.2	38.5
Expenses	-848.8	-879.4	-1,079.8	-840.9	-896.7	-902.6	-920.5	-801.4	-848.3	-817.4
— in % of net sales	22.3	23.0	22.8	25.8	24.6	25.8	22.0	26.8	24.9	23.9
Adjusted EBITDA	584.5	487.4	599.7	450.6	529.7	492.1	618.6	396.0	486.2	501.5
— in % of net sales	15.4	12.7	12.6	13.8	14.5	14.0	14.8	13.2	14.3	14.6
Depreciation	-99.8	-94.1	-103.3	-87.8	-83.1	-78.6	-81.8	-74.7	-72.2	-70.7
Adjusted EBITA	484.7	393.3	496.4	362.8	446.6	413.5	536.8	321.3	414.0	430.8
— in % of net sales	12.7	10.2	10.5	11.1	12.2	11.8	12.9	10.7	12.2	12.6
Amortisation of goodwill *	-134.3	-129.8	-127.9	-126.4	-125.7	-128.7	-125.9	-123.7	-121.8	-124.1
Comparison distortion items	0.0	0.0	5.3	-44.9	0.5	15.9	-0.7	3.6	0.0	0.0

EBIT	350.4	263.5	373.8	191.5	321.4	300.7	410.2	201.2	292.2	306.7

*
Including amortisation of step-up values

CONSOLIDATED BALANCE SHEET

SEK millions	Sept 30 2003	Sept 30 2002	Dec 31 2002
ASSETS
Non-current assets:
Intangible assets	4,213.1	4,896.4	4,703.3
Property, plant and equipment	2,754.5	3,161.9	3,082.7
Financial assets	621.4	250.9	751.9
Current assets:
Inventories	2,561.8	2,732.3	2,279.0
Accounts receivable	2,517.8	2,547.4	2,504.0
Other receivables	861.4	1,580.2	1,085.6
Other current deposits	396.0	293.8	414.3
Cash and bank	740.8	610.0	605.9
TOTAL ASSETS	14,666.8	16,072.9	15,426.6

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity:	4,382.4	4,300.9	4,413.0
Minority interests	116.9	115.8	108.2
Provisions for:
Pensions and similar commitments	735.7	710.0	720.6
Deferred taxes	925.1	1,023.9	990.3
Other	960.1	901.2	989.3

	2,620.9	2,635.1	2,700.2
Non-current liabilities:
Liabilities to credit institutions	2,562.9	3,540.8	3,105.8
Bond loan	1,049.2	1,305.3	1,127.6

	3,612.1	4,846.1	4,233.4
Current liabilities:
Liabilities to credit institutions	148.7	159.5	254.4
Accounts payable	1,019.0	1,159.8	1,173.2
Advances from customers	713.8	765.0	571.3
Other liabilities	2,053.0	2,090.7	1,973.0
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	14,666.8	16,072.9	15,426.6

CHANGES IN CONSOLIDATED EQUITY

SEK millions	Jan 1 - Sept 30 2003	Jan 1 - Sept 30 2002	Jan 1 - Dec 31 2002
At the beginning of the period	4,413.0	3,628.9	3,628.9
New issue of shares	—	819.0	819.0
Dividends	-400.0	—	—
Group contribution	—	—	-53.4
Translation difference	3.5	-57.5	-189.6
Net income for the period	365.9	-89.5	208.2

At the end of the period	4,382.4	4,300.9	4,413.0

        The share capital of SEK 819,100,000 is divided into 8,191,000 shares at par value SEK 100.

        On June 13, 2002 the share capital was increased by SEK 819,000,000 through a new issue of 8,190,000 shares to Alfa Laval AB (publ).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this Current Report to be signed on their behalf by the undersigned, thereunto duly authorized.

Alfa Laval Special Finance AB
Date: October 28, 2003	By:	/s/ THOMAS THURESSON Thomas Thuresson Chief Financial Officer

QuickLinks

  Alfa Laval Special Finance AB Interim report July 1—September 30, 2003
  Management's discussion and analysis
  CONSOLIDATED CASH FLOW STATEMENT
  CONSOLIDATED INCOME STATEMENT
  CONSOLIDATED BALANCE SHEET
  CHANGES IN CONSOLIDATED EQUITY
SIGNATURES